UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On July 23, 2008, Husky Energy Inc. issued a press release declaring a quarterly dividend for the three month period ended June 30, 2008, payable October 1, 2008 to shareholders of record at the close of business on August 22, 2008. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis

Vice President, Legal &
Corporate Secretary

Date: July 23, 2008

Exhibit A

July 23, 2008

For immediate release

Husky Energy Announces 2008 Second Quarter Dividend

Calgary, Alberta – Husky Energy Inc. announced today that the Board of Directors has approved a 25 percent increase in the Company’s quarterly dividend to $0.50 from $0.40 (Canadian) per share on its common shares for the three-month period ended June 30, 2008. The dividend will be payable on October 1, 2008 to shareholders of record at the close of business on August 22, 2008.

The increase in the dividend payment reaffirms the Board’s confidence in the Company’s business strategy in value creation allowing its shareholders to benefit from the strength of the Company’s financial performance in this high commodity price environment.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Patrick Aherne Manager, Investor Relations Husky Energy Inc. (403) 298-6817